September 6, 2011

Mr. Kevin L. Vaughn,

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549

U.S.A.

Dear Mr. Kevin L. Vaughn:

We are writing regarding your comment letter dated August 30, 2011 with respect to our annual report on Form 20-F for the year ended March 31, 2011, which was filed on June 30, 2011. We are in the process of compiling responses to the comments set forth in your letter, and we will submit the response letter as soon as practicable. However, in order to address all the comments, we would like to request an extension of time to respond to your letter. We anticipate that we will be able to submit our response by September 30, 2011. Thank you for your kind understanding, and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Masahito Yamamura
Masahito Yamamura
Investor Relations
Panasonic Corporation

CC:	Ms. Tara Harkins

(Staff Accountant,

Securities and Exchange Commission)

Mr. Martin James

(Senior Assistant Chief Accountant,

Securities and Exchange Commission)

Mr. Izumi Akai

Mr. Kenji Taneda

Ms. Junko Urabe

(Sullivan & Cromwell LLP)